EXHIBIT A

Ceragon Networks Ltd. Announces Pricing of Follow-on Offering

TEL AVIV, Israel, November 8, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high capacity wireless backhaul solutions, announced today the pricing of its follow-on offering of 6,600,000 ordinary shares at US$13.50 per share, with expected net proceeds to Ceragon of US$75.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. Ceragon is offering 6,000,000 ordinary shares and a selling shareholder is offering the remaining 600,000 ordinary shares. Ceragon will not receive any proceeds from the sale of ordinary shares by the selling shareholder. Ceragon has granted the underwriters a 30-day option to purchase up to an additional 990,000 shares at the follow-on offering price.

The offering is expected to close on November 14, 2007, subject to customary closing conditions.

Banc of America Securities LLC and Lehman Brothers are the joint book-running managers for the offering. CIBC World Markets and Jefferies & Company are co-managers.

A copy of the final prospectus relating to the offering may be obtained from Banc of America Securities LLC, Capital Markets Operations (Prospectus Fulfillment), 100 West 33rd Street, New York, NY 10001, telephone: 800-294-1322, e-mail dg.prospectus_distribution@bofasecurities.com, or Lehman Brothers Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, fax: 631-254-7140, e-mail qiana.smith@broadridge.com.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com.

Investor Contact:	Company Contact:
Vered Shaked	Yoel Knoll
Ceragon Networks Ltd.	Ceragon Networks Ltd.
+972-3-645-5513	+972-3-766-6419
U.S. (201) 853 0228	yoelk@ceragon.com
ir@ceragon.com